                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
 ................................................................................


                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 VIASOFT, INC.
                           (Name of Subject Company)

                                 ASG SUB, INC.
                           ALLEN SYSTEMS GROUP, INC.
                       (Name of Filing Persons--Offeror)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   92552U102
                     (CUSIP Number of Class of Securities)
 ................................................................................


                         Kristine Kennedy Rieger, Esq.
             Senior Vice President, Secretary and General Counsel
                           Allen Systems Group, Inc.
                            1333 Third Avenue South
                             Naples, Florida  34102
                                 (800) 932-5536
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
 ................................................................................

                                    Copy to:
                           Robert E. McLaughlin, Esq.
                             Steptoe & Johnson LLP
                         1330 Connecticut Avenue, N.W.
                            Washington, D.C.  20036
                           Telephone:  (202) 429-3000

                           Calculation of Filing Fee

---------------------------------------------------------------------------------------------------
             Transaction valuation                              Amount of filing fee
---------------------------------------------------------------------------------------------------

                 Not Applicable                                    Not Applicable
---------------------------------------------------------------------------------------------------


     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  None.
     Form or Registration No.:  Not applicable.
     Filing Party:  Not applicable.
     Date Filed:  Not applicable.

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





                                     - 2 -